OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70209

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M STEVENS SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3753 Howard Hughes Parkway, Suite 200
(No. and Street)

Las Vegas	NV	89169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Stewart	702-509-7000	mark@mstevensbd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates (formerly known as AJSH & Co LLP)
(Name – if individual, state last, first, and middle name)

A-94/8, Wazirpur Industrial Area	New Delhi	India	
(Address)	(City)	(State)	(Zip Code)

02/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Stewart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M Stevens Securities, LLC, as of June 30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Nevada
County of Clark

This instrument was acknowledged before me this 15 day of August, 2025 by Mark Steven Stewart. Notary Public

Signature: M Stewart

Title: CEO/CCO

Notary Public - State of Nevada
COUNTY OF CLARK
JOHN ACEVES
My Appointment Expires AUGUST 12, 2028
No. 08-7219-1

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M Stevens Securities, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For The Year End June 30, 2025

M Stevens Securities, LLC

TABLE OF CONTENTS





MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Member of M Stevens Securities, LLC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **M Stevens Securities, LLC**. (the "Company") as of June 30, 2025, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules related to Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission, Information Relating to Possession or Control Requirements and, and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 2 240. 17a-5. In our opinion, the supplemental information contained in schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP.

Mercurius & Associates LLP

We have served as the Company's Auditor since 2025.

New Delhi, India
August 29, 2025



CA INDIA

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India


M Stevens Securities, LLC
Statement of Financial Condition
June 30, 2025

Assets


Cash	$	120
Deposit With Clearing Organization		25,000
Prepaid Expenses		817
Total assets	$	25,937


Liabilities and Member's Equity


Liabilities

Accounts Payable and Accrued Expenses	$	0
Total liabilities		0
Commitments and contingencies		

Member's Equity

Member's Equity	25,937
Total Member's Equity	25,937
Total Liabilities and Member's Equity	$ 25,937

M Stevens Securities, LLC
Statement of Operations
For The Year Ended June 30, 2025

Revenues

Commission Income	$	0
Total revenues		0

Expenses

Arbitration expense	11,100
Regulatory fee	4,956
Professional fees	5,980
Insurance	691
Total expenses	22,727
Net income (loss) before income tax provision	22,727
Income tax provision	0
Net income (loss)	$ 22,727

M Stevens Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2025

	Total Member's Equity
Balance at June 30, 2024	$ 30,964
Capital Contribution	$ 17,700
Net income (loss)	$ 22,727
Balance at June 30, 2025	$ 25,937

M Stevens Securities, LLC
Statement of Cash Flows
For The Year Ended June 30, 2025

Cash flow from operating activities:	
Net income (Loss)	$ (22,727)
Adjustments to reconcile net income (loss) to net	
cash and cash equivalents provided by (used in) operating activities:	
(Increase) decrease in:	
Deposit with clearing organization	0
Prepaid expenses	(817)
Total adjustments	**(817)**
Net cash and cash equivalents provided by (used in) operating activities	(23,544)
Net cash and cash equivalents provided by (used in) investing activities	0
Net cash and cash equivalents provided by (used in) financing activities	17,700
Net increase (decrease) in cash and cash equivalents	(5844)
Cash and cash equivalents at June 30, 2024	$ 5964
Cash and cash equivalents at June 30, 2025	$ 120

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

M Stevens Securities, LLC (the "Company") was organized in the State of California on March 16, 2018. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB"). The Company is a wholly owned subsidiary of M Stevens Corp.

The Company is set up as a full-service broker-dealer and is able to conduct business in almost all types of securities. However, at this time, the Company is focusing on corporate finance activities such as investment banking consulting and private placements.

The Company operates under the provisions of Paragraphs (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies

Basis of presentation - The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates — The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company's policy is to prepare its financial statements on the accrual method of accounting whereby revenues are recognized when earned and expenses are recognized when incurred. This method of accounting conforms to generally accepted accounting principles.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Fair Value of Financial Instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Revenue – The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Investment banking fees are earned from providing financial advisory services to clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and collection is reasonably determinable.

Income Taxes — As a limited liability company, the Company is not subject to federal or state income taxes. As such, it is not a tax-paying entity for federal and state income tax purposes, and accordingly, the Company's statement of financial condition do not reflect any assets or liabilities for federal or state income taxes.

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company utilizes an unaffiliated brokerage firm (Velox Clearing LLC) to provide securities clearing services. As part of this arrangement, the Company acts as an "introducing broker" and the unaffiliated brokerage firm acts as a "clearing broker." The clearing firm has custody of the Company's cash balances which serve as collateral for any amount due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. The clearing agreement requires the Company to maintain a minimum deposit of $25,000 with the clearing broker. The deposit maintained with the clearing broker is $25,000 as of June 30, 2025.

NOTE 3: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 4: SEGMENT REPORTING

ASC 280 requires a public entity to disclose certain segment information. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, and placement agent services. The Company has identified its Managing Director and Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses excess net capital (Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute profits to equity owners. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (Note 2).

NOTE 5: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuits on June 30, 2025 or during the year then ended.

The Company had a net loss for the year due to yearly maintenance costs in outside services such as regulatory and audit fees, but management believes this does not affect their ability to continue as a going concern. The Company's operations have sustained the Company up to date, and management believes the operations of the Company will continue to maintain the Company as a going concern.

The Company's business at any point in time is typically concentrated in a small number of engagements. Its business model is dependent on securing an ongoing flow of generally nonrecurring engagements and closing the associated transactions.

NOTE 6: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require

the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees as at June 30, 2025 or during the year then ended.

NOTE 7: RECENT ISSUED ACCOUNTING PRONOUNCEMENTS

<u>FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures</u>

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of June 30, 2025.

NOTE 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital Rule 15c3-1 of Securities and Exchange Act, which requires the Company to maintain, at all times, a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At June 30, 2025, the Company's net capital was $25,120 which exceeded the requirement by $20,120. Aggregate indebtedness at June 30, 2025 totaled $0. The Company's percentage of aggregate indebtedness to net capital was 0%.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated other events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no other events which took place that would have a material impact on its financial statements.

M Stevens Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2025

Computation of net capital		
Members' Equity	25,937	
Total Members' Equity		$ 25,937
Prepaid Expenses	817	
Total non-allowable assets		(817)
Net capital before haircuts		25,120
Total haircuts and undue concentration		0
Net Capital		25,120
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 0	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 20,120
Aggregate indebtedness		$ 0
Ratio of aggregate indebtedness to net capital		0:1

There was no material difference between net capital computation showed here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated June 30, 2025, as amended.

See independent auditor's report

M Stevens Securities, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2025

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirement of this Rule.

Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

For the Year Ended June 30, 2025

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirement of this Rule.



MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Member of M Stevens Securities, LLC.

We have reviewed management's statement, included in the accompanying M Stevens Securities, LLC. Exemption Report (the "Exemption Report"), in which

(1) **M Stevens Securities, LLC**. (the "Company") identified the following provisions of 17 C.F.R. 240. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 **k(2)(ii)** (the "exemption provisions"); and

(2) The Company stated that they met the identified exemption provisions throughout the year ended June 30, 2025, without exception.

(3) The Company states that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) private placement of securities; and (2) investment banking and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph **k(2)(ii)** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
August 29, 2025



INDIA

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India


M Stevens Securities, LLC
Exemption Report
For the Year Ended June 30, 2025


M Stevens Securities, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company currently focuses its business activities to (1) private placement of securities; and (2) investment banking. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M Stevens Securities, LLC

I, Mark Stewart, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO/CCO